Via Facsimile and U.S. Mail
Mail Stop 6010

December 9, 2008

Mr. David Price
Cornerstone Therapeutics Inc.
Executive Vice President, Finance,
and Chief Financial Officer
2000 Regency Parkway, Suite 255
Cary, NC 27518

> **Re: Cornerstone Therapeutics Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 5, 2008**
> **File No. 000-50767**

Dear Mr. Price:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant